                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   SCHEDULE TO

        Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the
                         Securities Exchange Act of 1934

                           DELTA GALIL INDUSTRIES LTD.
                           ---------------------------

                 (Name of Subject Company (Issuer and Offeror))

                           DELTA GALIL INDUSTRIES LTD.
                           ---------------------------

                  (Name of Filing Person (Issuer and Offeror))

                  ORDINARY SHARES, PAR VALUE NIS 1.00 PER SHARE
        AMERICAN DEPOSITARY SHARES, EACH REPRESENTING ONE ORDINARY SHARE
        ----------------------------------------------------------------
                         (Title of Class of Securities)

                                   247637 10 1
                                   -----------
                      (Cusip Number of Class of Securities)

                                Mr. Aviram Lahav
                             Chief Financial Officer
                           Delta Galil Indutries Ltd.
                                2 Kaufman Street
                              Tel Aviv Israel 68012
                                (972-3) 519-3740

      (Name, address and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

                            CALCULATION OF FILING FEE

---------------------------------------- --------------------------------------
        Transaction Valuation*                Amount of Filing Fee**
              $6,215,000                             $572.00
---------------------------------------- --------------------------------------


* Calculated solely for the purpose of determining the amount of the filing fee, based on the purchase of shares at the tender offer price of $11.00 per share.

** .000092 of the aggregate transaction valuation, pursuant to Rule 0-11 of the Securities Exchange Act of 1934, as amended by Fee Advisory #7 for Fiscal Year 2003, effective November 22, 2002

|_| Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:  N/A                       Form or Registration No.: N/A

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 Filing Party: N/A                                   Date Filed: N/A

|_| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transaction to which the statement relates:

|_| third-party tender offer subject to Rule 14d-1.
|X| issuer tender offer subject to Rule 13e-4.
|_| going-private transaction subject to Rule 13e-3
|_| amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: |_|

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This Tender Offer Statement on Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) of the Securities Exchange Act of 1934, as amended.

ITEM 1. SUMMARY TERM SHEET.
The information set forth under "Summary Term Sheet" in the Offer to Purchase dated November 25, 2002 (the "Offer to Purchase"), attached hereto as Exhibit
(a)(1)(A), is incorporated herein by reference.

ITEM 2. SUBJECT COMPANY INFORMATION.
The information set forth under "Introduction," Section 1 ("Number of Shares; Proration"), Section 7 ("Price Range of Shares; Dividends") and Section 9 ("Certain Information Concerning the Company") in the Offer to Purchase is incorporated herein by reference.

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON.
The Company is also the filing person. The Company's address and telephone number are set forth in Item 2 above. The information set forth in the Offer to Purchase under Section 10 ("Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares") is incorporated herein by reference.

ITEM 4. TERMS OF THE TRANSACTION.
The following sections of the Offer to Purchase contain a description of the material terms of the transaction and are incorporated herein by reference:

     o    "Summary Term Sheet";

     o    "Introduction";


     o    Section 1 ("Number of Shares; Proration");

     o    Section 3 ("Procedures for Tendering Shares");

     o    Section 4 ("Withdrawal Rights");

     o    Section 5 ("Purchase of Shares and Payment of Purchase Price");

     o    Section 6 ("Conditions of the Offer");

     o    Section 7 ("Price Range of Shares; Dividends");

     o    Section 8 ("Source and Amount of Funds");

     o    Section 12 ("Certain Legal Matters; Regulatory Approvals");

     o    Section 13 ("Certain United States Federal Income Tax Consequences");
          and


     o    Section 14 ("Extension of the Offer; Termination; Amendment").


ITEM 5. PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.
The information set forth in the Offer to Purchase under Section 10 ("Interests of Directors and Executive Officers; Transaction and Arrangements Concerning the Shares") is incorporated herein by reference.

ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.
The information set forth in the Offer to Purchase under Section 2 ("Purpose of the Offer ; Certain Effects of the Offer") is incorporated herein by reference.

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     ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
     The information set forth in the Offer to Purchase under Section 8 ("Source and Amount of Funds") is incorporated herein by reference.

     ITEM 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.
     The information set forth in the Offer to Purchase under Section 10 ("Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares") is incorporated herein by reference.

     ITEM 9. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.
     The information under Section 15 ("Fees and Expenses") and Section 17 ("Miscellaneous") is incorporated herein by reference.

     ITEM 10. FINANCIAL STATEMENTS.
     The Company does not believe any of its financial statements are material to a decision by the shareholders whether to tender or hold shares of the common stock because the consideration offered consists solely of cash, the offer is not subject to any financing conditions, and the Company is a public reporting company under Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended, that files reports electronically on EDGAR.

     ITEM 11. ADDITIONAL INFORMATION.
     The information set forth in the Offer to Purchase under Section 10 ("Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares") and Section 12 ("Certain Legal Matters; Regulatory Approvals") is incorporated herein by reference. To the knowledge of the Company, no material legal proceedings relating to the tender offer are pending.

     ITEM 12. EXHIBITS.
 EXHIBIT
   NO.      DESCRIPTION

(a)(1)(A)   Offer to Purchase dated November 25, 2002.
(a)(1)(B)   Letter of Transmittal.
(a)(1)(C)   Notice of Guaranteed Delivery.
(a)(1)(D) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees dated November 25, 2002.
(a)(1)(E)   Ordinary Share Form of Acceptance and Deed of  Share Transfer
(a)(2)      Not Applicable.
(a)(3)      Not Applicable.
(a)(4)      Not Applicable.
(a)(5)(A) Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees dated November 25,2002.
(a)(5)(B) Guidelines for Certification of Taxpayer Identification Number on Substitute W-9.
(a)(5)(C)   Press Release dated November 24, 2002.
(a)(5)(D)* English translation of "Mifrat" as filed with the Israeli Securities Authority
(b)         Not Applicable.
(d)         Not Applicable.
(g)         Not Applicable.
(h)         Not Applicable.

* To be filed by amendment

     ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.
     Not applicable.

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                                    SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                              DELTA GALIL INDUSTRIES LTD.



                            By: /s/ Aviram Lahav
                                -----------------
                                 Name: Aviram Lahav
                                 Title: Chief Financial Officer




Dated: November 25, 2002